United States securities and exchange commission logo





                            November 14, 2023

       Gerald Ellenburg
       Chief Executive Officer
       GolfSuites 1, Inc.
       650 E. Bloomingdale Ave.
       Brandon, FL 33511

                                                        Re: GolfSuites 1, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on October
19, 2023
                                                            File No. 024-12341

       Dear Gerald Ellenburg:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed on October 19, 2023

       Cover Page

   1.                                                   Please revise your
cover page to include the legend required by Rule 254(a).
       Summary, page 4

   2.                                                   Please discuss your
auditor   s going concern opinion in the summary.
       Key Man Risk, page 15

   3. Please expand your risk factor to name those individuals that are founders and key men.
 Gerald Ellenburg
FirstName
GolfSuites LastNameGerald  Ellenburg
           1, Inc.
Comapany 14,
November   NameGolfSuites
               2023        1, Inc.
November
Page 2     14, 2023 Page 2
FirstName LastName
Investors in this offering may not be entitled to a jury trial ..., page 17

4. Please augment your risk factor disclosure to discuss how the waiver of jury trial provision may increase the costs to bring a claim, limit access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.
The exclusive forum provision in the company's ..., page 17

5.       We note that both Article 7 of your Certificate of Incorporation and
Section 6 of your
         subscription agreement contain exclusive forum provisions. We also note your disclosure in your risk factor that, "None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws." However, the referenced provisions,
         Article 7 and Section 6, do not contain such language. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Financial Statements
Consolidated Statement of Operations, page F-2

6. Please disclose the nature of expenses included in the cost of revenues line item in the notes to consolidated financial statements.
7. Please tell us your basis for including depreciation and amortization within other income
         (expense) and not within operating expenses.
8. For the fiscal years ended December 31, 2022 and 2021 management fees are presented as
         "Other income (expense)" on the Consolidated Statement of Operations. However, for
         the period ended June 30, 2023 it appears that management fees are eliminated upon consolidation as per the Consolidating Statement of Operations on page F-6. Please advise.
Notes to Consolidated Financial Statements, page F-9

9. We note you pay 3% of the total cost of new assets acquired or developed as development fees to GolfSuites and they are recorded as capitalized development fees. Please explain to us your basis for not amortizing these costs or expensing the full amount when paid referencing authoritative literature that supports your treatment. Independent Auditor's Report , page F-16

10. Please have your auditor revise their audit report to refer the correct calendar year periods ended 2022 and 2021 in the first sentence.
 Gerald Ellenburg
GolfSuites 1, Inc.
November 14, 2023
Page 3
11. We note the auditor's name per the letterhead logo (IndigoSpire CPA & Advisors), the signature (IndigoSpire CPA Group) and the signature block (IndigoSpire CPA Group,
         LLC) all differ. Please advise or revise accordingly.
12. Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2022 and 2021, and confirm to us that you received a signed report from the auditor.
Consolidated Statement of Cash Flows, page F-22

13. Note 8 discloses that related party advances were converted to Additional Paid-In Capital in 2022. Please explain why you present this capital contribution as a financing cash inflow rather than disclosing the contribution as a non-cash financing transaction.
Notes to Consolidated Financial Statements, page F-23

14. We note that you present minority interest in consolidated subsidiaries as temporary equity. Please disclose the pertinent rights and privileges of the securities outstanding.
         Please also tell us and disclose your basis for presenting the securities as temporary equity.
Note 2 - Summary of Significant Accounting Policies
Income Taxes, page F-25

15. You reference cryptocurrency valuations. Please tell where cryptocurrency is presented in your balance sheets and statements of operations along with the amount held at each balance sheet date.
Earning Per Share, page F-26

16. Note 7 discloses that preferred stockholders are entitled to a 8 percent annual dividend.
         Please disclose how these dividends are considered in your calculation of earnings per share. Refer to ASC 260-10-45-11.
Note 4 - Notes Payable, page F-27

17. Please disclose the general character of each type of debt including the rate of interest, when payments are required and the date of maturity. Provide similar disclosure for the related party advances discussed in Note 8.
FirstName LastNameGerald Ellenburg
Note 10 - Going Concern, page F-31
Comapany NameGolfSuites 1, Inc.
18.    Please
November    14,revise to provide
                2023 Page   3    the disclosures required by ASC 205-40-50-13
and 14.
FirstName LastName
 Gerald Ellenburg
FirstName
GolfSuites LastNameGerald  Ellenburg
           1, Inc.
Comapany 14,
November   NameGolfSuites
               2023        1, Inc.
November
Page 4     14, 2023 Page 4
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services